Exhibit 99.1

INDIVIOR PLC (THE 'COMPANY')

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM

The Company announces that it received notification on November 21, 2023 that Graham Hetherington, a Non-Executive Director of the Company, acquired 2,650 shares at an average price of £13.50 per share on November 17, 2023 and November 20, 2023.

Following this transaction, Graham Hetherington has an interest in 18,494 shares in the Company.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graham Hetherington
2	Reason for the notification
a)	Position/status	Chair
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Indivior PLC
b)	LEI	213800V3NCQTY7IED471
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.50 ISIN: GB00BN4HT335
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£13.5073£13.4825£13.5212	1,504770376
d)	Aggregated information - Aggregated volume - Price	2,650 £13.50
e)	Date of the transaction	November 17, 2023 & November 20, 2023
f)	Place of the transaction	London Stock Exchange (XLON)